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August 31, 2017 VIA EDGAR AND OVERNIGHT DELIVERY	FOIA Confidential Treatment Request Under 17 C.F.R §200.83

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook / Erin Jaskot – Legal Christine Torney / Sharon Blume – Accounting

Re:	Krystal Biotech, Inc.

Registration Statement on Form S-1 Filed August 21, 2017

File No. 333-220085

Ladies and Gentlemen:

On behalf of our client, Krystal Biotech, Inc. (the “Company”), this letter is being submitted supplementally to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to provide the Staff with certain additional information as requested in the Staff’s letter to the Company dated August 11, 2017 (the “Comment Letter”), with respect to the Company’s draft registration statement on Form S-1 initially confidentially submitted to the Commission on July 17, 2017 and filed with the Commission on August 21, 2017 (the “Registration Statement”). In this letter, the Company is providing an updated response solely to comment 5 of the Comment Letter.

On behalf of the Company, we are respectfully requesting confidential treatment for specified portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted version of this letter will be filed with the Commission on EDGAR, omitting the confidential information.

For convenience, the text of the Staff’s comment and the related heading from the Comment Letter appear below in bold and italicized type and the Company’s response appears immediately after such comment in regular type.

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Management’s Discussion and Analysis of Financial Condition and Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 55

5.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Updated Response to Comment 5:

The Company respectfully advises the Staff that the Company currently estimates, based in part on advice and input recently received from its underwriter, Ladenburg Thalmann, Inc. (the “Underwriter”), that the offering price per share of the Company’s common stock in its currently contemplated initial public offering (“IPO”) is between $[***] to $[***] per share (the “Preliminary Price Range”), which reflects a 1-to-[***] forward stock split of the Company’s capital stock that will be effected immediately prior to the completion of the IPO. Except in the section with the heading entitled “Analysis of Preliminary Price Range” or as otherwise noted herein, all share and per-share numbers in this letter are presented on a pre-split basis.

The Preliminary Price Range has been based in part upon the Company’s prospects, the prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from the Underwriter, including pursuant to discussions that took place between the Company and the Underwriter from August 17, 2017 to August 28, 2017. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions between the Company and the Underwriter based on a number of factors including the foregoing.

The Company respectfully advises the staff that the Preliminary Price Range represents the Company’s current belief of what the indicative price range in the preliminary prospectus may be, but the actual indicative price range in the preliminary prospectus will not be determined until the Company completes a valuation process with the Underwriter, which is expected to occur shortly before the printing of the preliminary prospectus for the offering. Therefore, the Preliminary Price Range is subject to further change as a result of various factors, including then-current market conditions, continuing discussions with the Underwriter and the Company, and any further business developments of the Company or of the market. Upon completion of this valuation process, the Company will establish a bona fide offering price range not to be greater than $2.00 between the low end of the range and the top end of the range if the maximum price is $10.00 per share or less, or 20%, if the maximum price is greater than $10.00 per share.

To assist the Staff in its evaluation of the Company’s stock-based compensation, the Company has provided the analysis as set forth below.

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Securities and Exchange Commission

August 31, 2017

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Common Stock Valuations and Stock Option Grants

During the past 12 months, the Company has granted the following stock options:

Period Granted	Number of Shares Underlying Options granted	Weighted-Average Exercise Price per Share	Weighted-Average Estimated Fair Value per Share of Common Stock

November 2016	31,579	$11.07	$11.07

May 2017	6,000	$11.07	$11.07

June 2017	4,211	$39.57	$39.57

Historical Fair Value Determination and Methodology

As there has been no public market for the Company’s equity to date, the Company has historically determined the estimated fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). In addition, the Company’s board of directors has also considered input from management and third-party valuations and numerous objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

The Company engaged an independent third-party valuation specialist to perform contemporaneous valuations as of September 30, 2016 and May 31, 2017. The third-party valuations were performed in accordance with the guidance outlined in the AICPA Practice Aid. In conducting the valuations, the independent third-party valuation specialist considered all objective and subjective factors that it believed to be relevant for each valuation conducted in accordance with AICPA’s Practice Aid, including the Company’s best estimate of its business condition, prospects and operating performance at each valuation date. Other significant factors included:

●	the Company’s results of operations, financial position and the status of research and development efforts;

●	the composition of, and changes to, the Company’s management team and board of directors;

●	the lack of liquidity of the Company’s common stock;

●	the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry;

●	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of guideline companies;

●	any external market conditions affecting the life sciences and biotechnology industry sectors;

●

the likelihood of achieving a liquidity event for the holders of the Company’s common stock and stock options, such as an initial public offering or a sale of the Company, given prevailing market conditions; and

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●	the state of the IPO market for similarly situated privately held biotechnology companies.

The dates of the third-party contemporaneous valuations have not always coincided with the dates of the Company’s stock option grants. In determining the exercise prices of the stock options set forth in the table above, the Company’s board of directors considered, among other things, the most recent contemporaneous valuation of the Company’s common stock and its assessment of additional objective and subjective factors that were relevant as of the grant dates. The additional factors considered when determining whether any changes in the fair value of the Company’s common stock had occurred between the most recent contemporaneous valuation and the grant dates included the Company’s stage of research and preclinical development, its operating and financial performance and current business conditions.

Common Stock Valuation Methodologies

The valuations the Company obtained were prepared in accordance with the guidelines in AICPA’s Practice Aid, which prescribes several valuation approaches for setting the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its common stock. The Company generally used the market approach, in particular the guideline company and precedent transaction methodologies, based on inputs from comparable public companies’ equity valuations and comparable acquisition transactions, to estimate the enterprise value of the Company.

Methods Used to Allocate the Company’s Enterprise Value to Classes of Securities

In accordance with AICPA’s Practice Aid, the Company considered the various methods for allocating the enterprise value across the Company’s classes and series of capital stock to determine the fair value of the Company’s common stock at each valuation date. The methods considered consisted of the following:

●

Probability-Weighted Expected Return Method, or PWERM. The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

●

Option Pricing Method, or OPM. Under the option pricing method, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock have been inferred by analyzing these options.

●

Current Value Method. The current value method of allocating value between security holders analyzes the current capital structure of a business as of the time the valuation. It assumes that preferred stock can be valued based upon the amount of their liquidation preferences, unless their conversion rights are “in the money.” Preferred stock is “in the money” if the estimated fair value of the business is high enough that the preferred stockholder would choose to exercise their right to convert their preferred stock into common stock, taking into account senior liquidation preferences, multiple liquidation preferences, and participation features.

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Valuation of Common Stock at September 30, 2016

The Company engaged a third-party valuation specialist to conduct a contemporaneous valuation of its common stock as of September 30, 2016. The Company chose the option-pricing method, or OPM, to estimate its enterprise value and to allocate this value to the various outstanding equity instruments. The option pricing method of allocating value between security holders analyzes the value of each class of security by treating it as a call option on a portion of the future of a business. It assumes that a formula, such as the Black-Scholes model, can calculate the fair value, if provided with estimate of certain values. The values to be estimated are:

●	Share price;

●	Expiration date;

●	Volatility; and

●	Risk-free rate of return.

Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option that gives the owner the right but not the obligation to buy the underlying enterprise value at a predetermined or exercise price. In the model, the exercise price is based on a comparison with the equity value rather than, as in the case of a “regular” call option, a comparison with a per-share price. Thus, common stock is considered to be call options with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated.

The OPM considers the various factors, including the level of seniority among the securities, dividend policy, conversion ratios, and cash allocations, upon liquidation of the enterprise. In addition, the method implicitly considers the effects of the liquidation preference as of the future liquidation date, not as of the valuation date. However, the method may be complex to implement and is sensitive to certain key assumptions, such as the volatility assumption.

The OPM, as applied under the Black-Scholes model, is appropriate to use when the range of possible further outcomes is so difficult to predict that forecasts would be highly speculative. That is, use of the method under Black-Scholes is generally appropriate in situations in which the enterprise has many choices and options available, and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities.

The inputs applied in the Black-Scholes calculations of the OPM were as follows:

●	Time to liquidity: 5 years

●	Expected volatility of underlying securities: 80.0%

●	Risk free rate of return: 1.14%

●	Dividend yield: 0.0%

Based on these input variables, the Company determined that the fair value of the Company’s common stock on September 30, 2016 was $11.07 per share.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

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August 31, 2017

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Stock Options Granted in November 2016

The Company’s board of directors granted options to purchase 31,579 shares of common stock on November 10, 20, and 30th of 2016 with a weighted-average exercise price of $11.07 per share, which the board determined to be the fair value per share of the common stock at the time of such grant.

At the time of the grant of the options, the Company considered the third-party valuation as of September 30, 2016 as well as other factors in estimating the fair value of its common stock on their respective grant dates. From September 30, 2016 through November 30, 2016, the Company did not receive any scientific data or results from the development of its lead product candidate KB103 which, in its judgment, had a concrete or ascertainable impact on the fair value of its common stock, or experience any other material events that would affect the fair value of its common stock. In addition, there were no significant changes in the overall capital markets that affected the assumptions used to estimate the fair value of its common stock. Given the uncertainty around a future liquidity event the Company’s board of directors considered that no significant event or other circumstances had occurred between September 30, 2016 and November 30, 2016, and determined that there was no change in the fair value of the Company’s common stock during that period.

Stock Options Granted in May 2017

The Company’s board of directors approved four grants of options to purchase a total of 6,000 shares of common stock on May 1, 2017 with an exercise price of $11.07 per share, which the board determined to be the fair value per share of the common stock at the time of such grant. Two of the option grants for a total of 3,000 shares were to individuals who were expected to commence employment at the beginning of May. Those individuals subsequently delayed their employment commencement dates to June 1, 2017.

At the time of the grant of the options, the Company considered the third-party valuation as of September 30, 2016 as well as other factors in estimating the fair value of its common stock on their respective grant dates. From September 30, 2016 through May 1, 2017, the Company did not receive any scientific data or results from the development of its lead product candidate KB103 which, in in its judgment, had a concrete or ascertainable impact on the fair value of its common stock, or experience any other material events that would affect the fair value of its common stock. In addition, the Company had not yet engaged in meaningful discussions with consultants or investment bankers concerning the possibility or feasibility of completing an initial public offering. Furthermore, there were no significant changes in the overall capital markets that affected the assumptions used to estimate the fair value of its common stock. Given the uncertainty around a future liquidity event the Company’s board of directors considered that no significant event or other circumstances had occurred between September 30, 2016 and May 1, 2017, and determined that there was no change in the fair value of the Company’s common stock during that period.

Valuation of Common Stock at May 31, 2017

The Company engaged a third-party valuation specialist to conduct a contemporaneous valuation of its common stock as of May 31, 2017, which was rendered as of June 19, 2017. Consistent with its September 30, 2016 valuation, the Company again chose the OPM valuation method as described above to estimate its enterprise value and to allocate this value to the various outstanding equity instruments.

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The inputs applied in the Black-Scholes calculations of the OPM are as follows:

●	Time to liquidity: 5 years

●	Expected volatility of underlying securities: 80.0%

●	Risk free rate of return: 1.75%

●	Dividend yield: 0.0%

Based on these input variables, the fair value of the Company’s common stock on May 31, 2017 was determined to be $39.57 per share. In arriving at such valuation, the third-party valuation specialist’s analysis took into account several updated scenarios from its September 30, 2016 valuation, including what they believed would be an estimated 70% probability that the Company would complete an IPO by September 30, 2017, an estimated 15% probability that the Company would complete an IPO by February 28, 2018 and an estimated 15% probability that the Company would remain private. Meaningful discussions concerning the possibility of an IPO began on or around May 10th, 2017, and a formal IPO organizational meeting was held with the Underwriter on June 8, 2017. The third-party valuation specialist’s report was completed on June 19, 2017, taking into account the foregoing timeline.

Stock Options Granted in June 2017

The Company’s board of directors granted 4,211 shares of common stock in June 2017 with an exercise price of $39.57 per share, which the board determined to be the fair value per share of the common stock at the time of such grant.

Retrospective Valuations as of May 1, 2017 and June 1, 2017

On July 13, 2017, the Company’s board of directors authorized the preparation and filing of a draft registration statement with the SEC to permit the issuance and sale of shares of its common stock to the public. In connection with the preparation of the Company’s financial statements for inclusion in this offering document and considering the fair value per share of the Company’s common stock, as determined by a third-party valuation specialist performed as of May 31, 2017, management and the Company’s board of directors determined to retrospectively reassess, solely for financial reporting purposes, the estimated fair value of its common stock related to the May 1, 2017 stock option grants. In determining the retrospectively reassessed estimated fair values of these stock option grants, the Company extrapolated a value as of the option grant date of May 1, 2017 by assuming that the fair value of the common stock increased on a linear basis from the fair value of its common stock determined by a third-party valuation specialist on September 30, 2016, $11.07 per share, to the fair value of its common stock determined by a third-party valuation specialist on May 31, 2017, $39.57 per share. Applying this linear extrapolation, the Company determined that for financial reporting purposes the fair value of its common stock on May 1, 2017 was $36.01 per share. Additionally, the Company determined the fair value of the common stock as of June 1, 2017 to be $39.57 per share, as determined in the May 31, 2017 valuation, because the value per common share did not materially change with the passage of one day. The Company believes that the preparation of the retrospective valuations was necessary due to the fact that the timeframe and probability for a potential IPO had accelerated significantly since the time of its last valuation as of September 30, 2016, and that such acceleration would have a significant impact on the fair value of its common stock. The Company concluded that retrospective valuations for grant dates prior to May 1, 2017 were not necessary due to the early stage of its research programs and there being significantly less probability of an IPO in the near term prior to May 1, 2017.

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Analysis of Preliminary Price Range

The Company notes that, as is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the Underwriter. Among the factors that were considered in setting this range were:

●	an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

●	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

●	an assumption that there would be a receptive public trading market for gene therapy companies such as the Company; and

●	an assumption about the demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Preliminary Price Range of $[***] to $[***] per share assumes a forward stock split of 1-to-[***], which will be effective immediately upon the completion of the IPO. Without giving effect to such forward stock split, the estimated price range for the Company’s common stock would be $[***] to $[***], which is $[***] to $[***] above the Company’s June 2017 valuation of its common stock. This increase in the price per share fair value of the Company’s common stock is primarily the result of the following key factors:

●

The Company and the third-party valuation specialist utilized quantitative methodologies to determine the historical fair values of the Company’s common stock, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in an IPO.

●

The methodology used to determine the historical fair values of the Company’s common stock incorporated multiple probability-weighted liquidity scenarios, not all of which allocate value to the Company’s common stock and inherently decrease the estimated fair value due to (i) the mix of other expected business equity valuations discounted to a present value and (ii) the application of a discount to a liquidity event, which accounts for lack of marketability. In contrast, the Preliminary Price Range assumes with 100% probability that the Company completes an IPO. As a result, the Preliminary Price Range does not take into account the probability of alternative outcomes that could yield lower valuations.

●

The Preliminary Price Range assumes that an active trading market for the common stock will exist following the IPO and therefore it does not include a discount for lack of marketability. In contrast, the historical fair values of the Company’s common stock took into account that the Company’s common stock was then illiquid, may have never become liquid and, even if an IPO was successfully completed, would remain illiquid at least until the expiration of the 180-day lock-up period following the IPO.

●	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility and ability to achieve its

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research and development goals, increasing the value of the Company’s common stock compared to that of a private company.

●

The positive reception and feedback that the Company received from its testing the waters meetings conducted during the last week of July and the second week of August 2017, which further validated the progress the Company had made toward preparing for and ultimately consummating an IPO.

●

The successful completion of an additional financing since the June 2017, which resulted in the sale of approximately $7M of preferred stock to an affiliate of Sun Pharmaceutical Industries Limited, a multinational pharmaceutical company and the largest pharmaceutical company headquartered in India, and the sale of an additional $1M of common stock at the same price per share to a director of the Company.

In conclusion, the Company respectfully submits to the Staff that the differences between the estimated grant date fair values and the Preliminary Price Range are reasonable and appropriate in light of the considerations outlined above.

***

We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. We would be happy to answer any questions you may have in connection with the same and/or provide you with any additional information. If you have any questions about this letter or require any further information, please call John W. Campbell at (415) 268-7197.

Very truly yours,

/s/ John W. Campbell

John W. Campbell

cc:	Krish S. Krishnan, Krystal Biotech, Inc.

Christine Westbrook, Securities and Exchange Commission

Erin Jaskot, Securities and Exchange Commission

Christine Torney, Securities and Exchange Commission

Sharon Blume, Securities and Exchange Commission

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83